Impact Investing

Overview	Impact Stories	Key Markets	Investment Initiatives

	NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS
(1984-present)

633	217.0M	132,084	$7.OB	$22.7B	$52.8B	248,718

Projects	hours of on-site union construction work created	housing and healthcare units nationwide, with 67% affordable housing	in tax revenues ($2.2 billion state/local and $4.8 billion federal)	in personal income including wages and benefits, with $11.8 billion for construction workers	in total economic benefits	total jobs generated across communities

Includes projects receiving NMTC allocations by HIT subsidiary Building America CDE, Inc. Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and Building America project data. Data is current as of June 30, 2026. Economic impact data is in 2025 dollars and all other figures are nominal.